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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22222

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STROUSE GREENBERG REALTY INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 SOUTH BROAD ST. - 3RD FLOOR
(No. and Street)

PHILADELPHIA (City) PA (State) 19102 (Zip Code)


SEC MAIL PROCESSING
2005
WASH, D.C.
SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD GLICKMAN 215-875-0700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VOYNOW BAYARD AND COMPANY, CPA'S
(Name – *if individual, state last, first, middle name*)

1210 NORTHBROOK DRIVE-SUITE 140 (Address) TREVOSE (City) PA (State) 19053 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EDWARD GLICKMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STROUSE GREENBERG REALTY INVESTMENTS, INC., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CHIEF FINANCIAL OFFICER

Title

Clare R. Dobbins 2/25/05

Notary Public



COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Clare R. Dobbins, Notary Public
City Of Philadelphia, Philadelphia County
My Commission Expires Oct. 29, 2007
Member, Pennsylvania Association Of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of TRO Liquidating LLC)

FINANCIAL STATEMENTS AND SUPPORTING SCHEDULES AND AUDITORS' REPORT THEREON PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

TABLE OF CONTENTS

DECEMBER 31, 2004

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 24,990
Prepaid expenses	3,743
Investment in NASD, at market	15,135
Total assets	$ 43,868

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accrued expenses		$ 7,397
Loans payable, TRO Liquidating LLC		31,235
Total liabilities		38,632
Stockholder's equity		
Common stock (par value $5 a share; authorized 2,000 shares, issued and outstanding 750 shares)	$ 3,750	
Additional paid-in capital	181,319	
Accumulated deficit	(168,868)	
Accumulated other comprehensive loss		
Unrealized loss on securities	(4,965)	
Less: treasury stock (187.5 shares)	(6,000)	
Total stockholder's equity		5,236
Total liabilities and stockholder's equity		$ 43,868

See report of independent auditors.
The accompanying notes are an integral part of these financial statements.

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

STATEMENT OF OPERATIONS AND COMPREHENSIVE (LOSS)

YEAR ENDED DECEMBER 31, 2004

Revenue		
Interest		$ 85
Expenses		
Professional fees	$ 7,000	
Administrative expenses	4,717	
Taxes	1,522	
		13,239
Net loss		(13,154)
Other comprehensive income		
Unrealized holding income		1,010
Comprehensive loss		$ (12,144)

See report of independent auditors.
The accompanying notes are an integral part of these financial statements.

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Comprehensive Income	Treasury Stock	Total Stockholder's Equity
Balance, January 1, 2004	$ 3,750	$170,219	$ (155,714)	$ (5,975)	$ (6,000)	$ 6,280
Capital Contributions	-	11,100	-	-	-	11,100
Unrealized holding Income				1,010	-	1,010
Net loss	-	-	(13,154)	-	-	(13,154)
Balance, December 31, 2004	$ 3,750	$181,319	$ (168,868)	$ (4,965)	$ (6,000)	$ 5,236

See report of independent auditors.
The accompanying notes are an integral part of these financial statements.

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities	
Net loss	$ (13,154)
Adjustments to reconcile net loss to net cash used in operating activities	
Increase in prepaid expenses	(175)
Increase in accrued expenses	1,672
Net cash used in operating activities	(11,657)
Cash flows from financing activity	
Capital contributions	11,100
Net (decrease) in cash and cash equivalents	(557)
Cash and cash equivalents	
Beginning of year	25,547
End of year	$ 24,990

See report of independent auditors.
The accompanying notes are an integral part of these financial statements.

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

NOTES TO FINANCIAL STATEMENTS, CONTINUED

DECEMBER 31, 2004

7. INCOME TAXES

The Company has net operating loss carryforwards which are available for utilization on its future federal tax returns:

Expiration	
2005	$ 5,210
2006	7,554
2007	8,457
2008	8,278
2009	8,918
2010	8,654
2011	8,017
2012	9,886
2018	11,474
2019	9,656
2020	12,064
2021	8,896
2022	9,519
2023	13,199
2024	13,154
	$ 142,936

The Company also has net operating loss carryforwards for state tax purposes.

8. EXEMPTION UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of rule 15c3-3 of the Securities Exchange Commission and, therefore, is not required to maintain a special reserve bank account for the exclusive benefit of customers since it meets the requirements of rule 15c3-3(k)(2)(i), which, among other provisions, requires the Company to clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and to promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers.

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION

AS OF DECEMBER 31, 2004

1.	Total ownership equity from statement of financial condition		$ 5,236
2.	Deduct ownership equity not allowable for net capital		-
3.	Total ownership equity qualified for net capital		5,236
4.	Add		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		31,235
	B. Other (deductions) or allowable credits		-
5.	Total capital and allowable subordinated liabilities		36,471
6.	Deductions and/or charges		
	A. Total nonallowable assets from statement of financial condition	18,878	
	B. Secured demand note deficiency	-	
	C. Commodity futures contracts and spot commodities - proprietary capital charges	-	
	D. Other deductions and/or charges	-	
			18,878
7.	Other additional and/or allowable credits		-
8.	Net capital before haircuts on securities positions		17,593
9.	Haircuts on securities		162
10.	Net capital		$ 17,431
11.	Minimum net capital required (6-2/3% of line 19)		$ 493
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement		$ 5,000

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION (CONTINUED)

AS OF DECEMBER 31, 2004

13. Net capital requirement (greater of line 11 or 12)	$ 5,000
14. Excess of net capital (line 10 less line 13)	$ 12,431
15. Excess of net capital at 1000% (line 10 less 10% of line 19)	$ 16,691

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total aggregate indebtedness liabilities from statement of financial condition	$ 7,397
17. Add items not included in statement of financial condition	-
18. Reserve	-
19. Total aggregate indebtedness	$ 7,397
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)	42%

SCHEDULE OF NONALLOWABLE ASSETS (Line 6A)

Prepaid expenses	$ 3,743
Investment in NASD, at market	15,135
	$ 18,878

See report of independent auditors.

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

RECONCILIATION OF COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1 AND UNAUDITED FILING OF PART IIA OF THE FOCUS REPORT

AS OF DECEMBER 31, 2004

Total ownership equity per line 24, statement of financial condition as of December 31, 2004, per focus report	$ 4,926
Reconciliation adjustments:	
Increase of investments in NASD securities to fair value	1,010
Increase of accrued expenses	(700)
Total stockholder's equity per December 31, 2004 audited statement of financial condition	$ 5,236

See report of independent auditors.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above. Also, no facts came to our attention indicating that the exemptive provisions of rule 15c3-3 had not been complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the National Association of Securities Dealers, Inc., the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Voynow, Bayard and Company

VOYNOW, BAYARD AND COMPANY
Certified Public Accountants

February 19, 2005